 EXHIBIT 99.1

Our ref	YCU/821544-000001/32259457v1
Email	charmaine.chow@maples.com

Listing Qualifications

The NASDAQ Stock Market LLC
805 King Farm Blvd.
Rockville, Maryland 20850
United States of America

September 30 2025

Dear Sir or Madam

WF International Limited

We act as Cayman Islands counsel to WF International Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”).

We understand that Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules provides that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price, and that for the purposes of this rule:

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; and

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

We are instructed that the Company would like to follow its home country practice in lieu of the provisions of Rule 5635(d).

The Companies Act (As Revised) of the Cayman Islands does not require the Company to follow or comply with the requirements of Rule 5635(d), and the Company’s non-compliance with Rule 5635(d) will not breach any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands.

Based upon our review of the amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 3 November 2023 and effective on 2 April 2025 (the “Memorandum and Articles”), the Memorandum and Articles do not prohibit the Company from following its home country practice in lieu of the requirements of Rule 5635(d).

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market Marketplace Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market Marketplace Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

The Company has advised us that, as required by Rule 5615(a)(3), the Company intends to disclose in its annual report on Form 20-F each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed in lieu of such requirements.

Yours faithfully

/s/ Maples and Calder (Hong Kong) LLP

Maples and Calder (Hong Kong) LLP